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                                                                       EXHIBIT G


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                              Carrousel Capital Ltd

         Carrousel Capital Ltd, 203-205 Brompton Road, London SW3 lLA o
                  Tel: +44 20 7823 7070 o Fax: *44 20 7823 7062
              info@carrouselcapital.com o www.carrouselcapital.com


The Brazil Fund, Inc
345 Park Avenue
New York
New York, 10154
Attention : The Board of Directors

                                                       London, November 3rd 2005

Dear Sirs,

         We have read the announcement by The Brazil Fund of October 28th and would advise other shareholders to do the same. In our opinion, the action that has been taken by the board to defer the 2005 Annual Meeting until June 2006 is, at best, a cynical attempt to deprive shareholders of the right to vote on the composition of the board. At worst, the board has a hidden agenda. In either case, shareholders should not accept the continuing erosion of their rights by the board.

         The By-laws of the Fund, as restated as of May 10, 2004, provide that the Annual Meeting of the Fund should take place in July. On April 15, 2005, the Fund announced that the board had determined to hold the Annual Meeting in October, rather than July, to enable the Fund time to complete, prior to the Annual Meeting, its previously announced in-kind repurchase offer. On July 26,2005, the board announced that the Annual Meeting would be further deferred to December 13, 2005 so that the results of the repurchase offer would be known before the board nominations were made. However, in an extraordinary development, the repurchase offer was withdrawn on the day that it was due to close in August. Consequently, the stated reason for the deferral of the Annual Meeting was now null, and at this point, a responsible board should have rescheduled the Annual Meeting for an earlier date to explain the wasted costs that had been incurred by the board for the canceled repurchase offer and to involve the shareholders in debate on the future direction of the Fund. The board did not take this action. Instead, it waited until September 20th when it approved the conversion of the Fund into an open-end fund as the most effective way of eliminating the discount and offering more liquidity to shareholders in their investments in Brazilian securities.

         We believe that the further deferral of the 2005 Annual Meeting until June 2006 violates Maryland law and the regulations of the NYSE, both of which require the Fund to


    Registered in England No. 4046934 o Carrousel Capital is authorised and regulated by the Financial Services Authority

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The Brazil Fund, Inc
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hold an annual meeting for the purpose of electing directors. The continuing
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deferrals also frustrate the SEC's goal of fostering shareholder access. We further believe that the complete disregard of the Fund's shareholders has to be seen against a background of poor corporate governance by the board, which has already resulted in the withdrawal of shareholder support, including the following examples:

    o the board amended the Funds' By-laws to increase the percentage of outstanding shares necessary for shareholders to call a special meeting from 25% to 50%, thereby reducing shareholder democracy, and has ignored calls to reduce the percentage to its previous level;

    o according to the Semi-Annual Report to Stockholders, dated December 31, 2004, the Chairman of the Board has exempted himself from the board's stated retirement policy and intends to continue as a director indefinitely and, at least, until the end of his term;

    o the board has been reduced from seven to five members and its composition changed without reference to shareholders even though the director who resigned and has been replaced was holding over and had not been reappointed by shareholders;

         In our view these are breaches of corporate governance that shareholders should not accept. We believe that the 2005 Annual Meeting should be held in 2005 to give shareholders the opportunity to express themselves.

         We would invite the board to reinstate the 2005 Annual Meeting on December l3th. If the board does not take this action voluntarily by November 10th, then we reserve our rights to pursue other remedies.

Sincerely yours,

                                                Bruno Sangle-Ferriere, CEO


                                                /s/ Bruno Sangle-Ferriere